

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2015

David E. Brody
President
XTI Aircraft Company
Centennial Airport
13000 Control Tower Rd., Suite 217
Englewood, CO 80112

> **Re:** **XTI Aircraft Company**
> **Offering Statement on Form 1-A**
> **Filed December 10, 2015**
> **File No. 024-10500**

Dear Mr. Brody:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Offering Circular

Dilution, page 8

1. We note that you have included two very similar dilution tables at the top of page 9, with different information included under the "Maximum Offering" scenario in each. Please remove one of the two tables or explain why you have included both.

Index to Exhibits, page 57

Exhibit 8

2.  Based on the terms of the Escrow Services Agreement, it appears that FundAmerica Securities, LLC will serve as the escrow agent for funds to be deposited into an account at an FDIC insured U.S. bank.  Please confirm that FundAmerica Securities, LLC meets the net capital requirements in order to serve as the escrow agent.  Refer to Exchange Act Rules 15c2-4 and 15c3-1(a)(2)(i).

Signatures, page 58

3.  We note that the conformed signatures for the officers and directors who are required to sign the offering statement have been left blank.  Please include the conformed signatures in your next amendment.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc:     Sara Hanks
        KHLK LLP